BRASCAN

STOCK SYMBOL: TSX — BNN.A / NYSE — BNN

Q2 2003

INTERIM REPORT TO SHAREHOLDERS
FOR THE SIX MONTHS ENDED JUNE 30, 2003

	Three Months
	Ended June 30		Six Months Ended June 30
UNAUDITED
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2003	2002	2003	2002

				Including property	Excluding property
				disposition gains	disposition gains
Cash flow from operations	$132	$110	$262	$224	$204
— per share	$0.66	$0.56	$1.32	$1.18	$1.06
Net income prior to resource investments	$71	$57	$145	$121	$108
— per share	$0.31	$0.26	$0.64	$0.58	$0.50
Net income	$63	$72	$119	$135	$122
— per share	$0.27	$0.35	$0.50	$0.67	$0.59

Fellow Shareholders: During the first six months of 2003, we maintained our focus on increasing and strengthening the long-term sustainability of our cash flow from operations. We also took advantage of the low interest rate environment to complete a number of financings which added to our available financial resources and continued to reduce our cost of capital. As we enter the latter part of the year, we remain confident that we are on track to deliver on our financial targets for 2003.

SOLID FINANCIAL RESULTS

For the three months ended June 30, 2003, we achieved an 18% increase in cash flow from operations to US$0.66 per share compared with US$0.56 per share in the second quarter of 2002. This growth is the result of higher returns from our office properties, strong housing markets, increased contribution from our asset management operations, and greater cash flow from our power generation operations as a result of acquisitions in 2002. Total cash flow from operations increased 20% to US$132 million for the three month period, and to US$262 million for the full six month period.

For the benefit of new shareholders, it is worth noting that our business philosophy and hence our financial reporting is largely focused on cash flows. This is based on our conviction that, for the type of assets we own, cash flow is the most important measure of success in creating value for you. In this regard, we expect to generate over US$600 million of free cash flow in 2003, which will be used to grow our operations or returned to you through dividends or share repurchases.

Net income prior to resource investments in the second quarter of 2002 increased by 25% to US$71 million from US$57 million in the same period last year. After taking into account the equity results from resource investments, net income for the quarter was US$63 million, compared with US$72 million in 2002. On a per share basis,

Q2/2003 INTERIM REPORT

this resulted in net income of US$0.27 compared with $0.35 per share in the same period last year.

VALUE CREATION AND GROWTH INITIATIVES

During the first half of 2003, we undertook a number of initiatives to further our growth objectives, build liquidity, enhance our return on capital, and position the company to take advantage of future opportunities.

Strengthened our financial position. We continued to take advantage of the low interest rate environment in the first half of the year to issue long-term fixed rate securities, locking in long-term, low cost financings. In total, we issued approximately US$1 billion of long-term debt and preferred shares to repay other higher rate indebtedness and bolster our already solid financial position. The major financings included:

▶	US$450 million of corporate debt, including a US$250 million 7.375% 30-year issue, and a US$200 million 5.75% 7-year issue.

▶	C$175 million of 5.125% 15-year preferred shares issued by Brascan Corporation.

▶	US$110 million of 5.25% 12-year preferred shares issued by our commercial office property subsidiary.

▶	C$385 million of A(low) rated 6.60% 20-year property specific debentures, with recourse only to 12 hydroelectric facilities and related transmission lines in northern Ontario.

Completed the conversion of our balance sheet into U.S. dollars to better reflect the geographic distribution of our asset base and revenues. In the first quarter, we completed the conversion and are now reporting all of our results in U.S. dollars.

Increased our investment in a number of premier office properties through the acquisition of 53 million shares, or 9% of Canary Wharf Group, a property development company focused exclusively on premier office space in the Docklands area of the London, England office market. This investment furthers our strategy of creating value for shareholders by investing directly and indirectly in high quality assets, when they trade at meaningful discounts to underlying value. As of the end of the second quarter, our investment was valued in the market at approximately US$80 million greater than cost.

Completed the spin-off of our U.S. residential operations from our commercial property operations, creating a focused homebuilding company. Centered in two of the strongest markets, California and Virginia, this company has grown over the past five years into one of the leading move-up homebuilders with an exceptionally high return on capital.

Completed basic construction of our 100% leased, 1.1 million sq. ft., 300 Madison Avenue development at 42nd Street in midtown Manhattan with an anticipated delivery date of mid-September.

Constructed a key hydroelectric transmission line in Maine, linking our generating plants to the New England power grid. The new line, which includes two new substations, follows the acquisition by Brascan in January 2002 of six hydroelectric generating facilities in Maine. The expansion strengthens our ability to market power within the New England region.

Expanded Brascan’s total generating capacity to over 1,680 megawatts with the completion of two newly constructed hydroelectric power stations in Canada. The US$52 million Dunford Generating Station in northern Ontario enhances our operating flexibility and optimizes the power generated by the 12 hydroelectric stations we own and operate in this region. The Pingston Creek Station in British Columbia further diversifies our hydroelectric operations.

Further expanded our asset management business with the successful launch of several funds, including a Real Estate Opportunity Fund and a Franchise Services Fund.

Acquired 350,000 acres of timberlands and two paper manufacturing plants as a restructuring opportunity within our asset management business. We are now executing our restructuring plan for the paper operations.

Repurchased 3.4 million common shares of the company for cancellation at an average price per share of US$20.43, well below our net asset value of

Brascan Corporation

approximately US$33.00. In addition, we renewed our normal course issuer bid, which permits us to purchase up to 14 million Class A Limited Voting Shares from April 21, 2003 to April 20, 2004.

Withdrew Brookfield Properties’ proposal to merge with BPO Properties. Brookfield’s intention was to provide additional liquidity to shareholders of a company that became 90% owned by Brookfield following the purchase of shares held by the company’s largest institutional shareholder. While the transaction was of limited significance to Brookfield from a financial perspective, it left an incorrect perception of Brookfield’s intentions. The offer to merge was withdrawn and BPO Properties, for the time being, will continue as a 90%-owned subsidiary of Brookfield, working to duplicate the investment success created for all shareholders over the past five years under Brookfield’s direction.

OPERATING BUSINESS HIGHLIGHTS

During the past six months, we expanded our asset management business and maintained our focus on enhancing our return on capital and strengthening our cash flow from operations:

Real Estate

We are beginning to see greater leasing momentum in our office property portfolio as large corporations are starting once again to commit to relocating or consolidating their existing space. Our strategic focus on long-term leases to high quality office tenants has largely insulated us from the market weakness of the past two years and we are benefiting from the move by tenants to quality. During the first six months of the year, we leased close to 1.5 million square feet of space in total, which included over 750,000 sq. ft. in Toronto and close to 400,000 sq. ft. in Minneapolis.

Today we are 95% leased across our office portfolio with few major leases rolling over during the next year. This strong lease profile compares very favorably with the average market vacancy rates in the Class A office property sector in virtually all of the cities in which we are located.

Our commercial property operations met their financial targets with an increase in total operating income on a same property basis of 4% year over year. With the continued withdrawal of excess capital from these operations, returns now exceed 20% on an ROE basis. In addition, with lease terms averaging 11 years across our premier office portfolio we are very well positioned to generate solid returns notwithstanding a slowdown in economic activity across North America.

Our residential property operations continued to benefit from the low interest rate environment, which has encouraged homeowners to trade up or acquire new homes. Currently, we have commitments for more than 100% of our 2003 planned sales and we are now forward selling into 2004. We anticipate that this strong housing activity will continue throughout 2003, and accordingly our operating results should benefit.

We have responded to these strong market conditions by selling land inventory that is not required for our housing business in the near term. At the end of the first quarter, our San Diego operations completed a land sale for net proceeds of US$52 million. We expect to complete other similar sales during the balance of the year, given our expectation that positive fundamentals will continue.

Power Generation

Year to date, we achieved generation of approximately 3,000 gigawatt hours from our portfolio of 39 power generating plants, consistent with production levels in the same period last year, but lower than expected from our expanded capacity due to drier conditions in Quebec and Maine. Water flows in these two areas were substantially lower than historical averages.

The contribution from our new power plant acquisitions and developments, as well as the diversity of our assets across our 10 watersheds, did, however, help to mitigate below average hydrology conditions in some areas during the first six months of 2003. In addition, with approximately 85% of our power generation contracted on a forward basis with an average contract life of 15 years, we remain confident that we will achieve our operational targets set for the entire year.

We continue to look for acquisition opportunities in this area of our operations. However a number of industry companies, which were experiencing financial difficul-

Q2/2003 INTERIM REPORT

ties as a result of the distressed U.S. energy markets, have been able to relieve the financial pressures on them with a resurgence in the high yield markets. While this is not positive for potential buyers of generating assets, some companies have not been as fortunate, and we are continuing to explore opportunities to participate in their corporate restructuring initiatives.

Asset Management

We continue to be focused within our areas of expertise, primarily in real estate, power generation and resources. In addition, we made substantial progress in our conversion of this business from a financial into an asset management operation by launching a number of new funds, in partnership with institutional investors.

We launched our Brascan Real Estate Opportunity Fund. This US$175 million equity fund will invest in under performing real estate across North America, with the potential to deliver strong investment returns. Investments will focus on commercial real estate in major North American markets.

In addition, we leveraged the market leadership of our Royal LePage residential brokerage services firm to launch the Royal LePage Franchise Services Fund, a US$100 million income fund which will pay unit holders based on the steady stream of royalty payments collected from franchisees in the Royal LePage network of real estate brokerages across Canada. This Fund provides an important platform for the continued growth of our residential franchise services business. We will retain a 25% interest in the Fund and will continue to manage and build the business utilizing a lower cost of capital than had previously been available.

In our U.S. real estate mezzanine business, we completed the previously announced recapitalization of Criimi Mae, acquired a mezzanine loan position on a New York office building and purchased a subordinate note on a northeastern U.S. shopping mall. Non-recourse leveraged returns on this capital are in the range of 20%.

In addition, we re-aligned our Brascan Financial Real Estate Group to expand our finance and advisory service activities to the real estate sector, predominantly in Canada. Since its formation in this quarter, we have been involved in a number of transactions and see exciting opportunities ahead as we integrate this business with the other lending and investment components of our real estate activities.

Noranda and Nexfor

Subsequent to quarter end, Noranda took the final steps to implement its recapitalization plan. With the major operational initiatives behind it, the company raised US$400 million of common share capital, re-set its dividend in line with its peers, and converted its balance sheet to U.S. dollars to reflect its asset base and revenues. On a pro forma basis, Noranda’s net debt to capitalization ratio will be approximately 38% compared with 51% at year end, and there will be no unfunded debt maturities for three years.

We purchased US$175 million of the Noranda common share issue to maintain our pro-rata interest in the company. A portion of the proceeds of the issue were utilized by Noranda to redeem US$110 million of preferred shares owned by us. This final step of Noranda’s financial recapitalization enables us to better pursue strategic options with this investment, as the commodity cycle recovers.

Nexfor’s OSB (oriented strandboard) operations performed strongly over the past two months as OSB prices increased to over US$300 compared with a long-term price trend of approximately US$200. The strong performance in this segment of Nexfor’s operations is being driven by the buoyant residential building market and unanticipated supply shortages of OSB across North America. While the paper side of Nexfor’s business is under performing as a result of low industry prices, the contribution from OSB is expected to generate substantially higher cash flows in the third quarter.

DIVIDENDS

After taking into account the views expressed by a number of our shareholders, in April we announced a C$0.04 per share increase in our annual dividend payout, bringing the quarterly dividend to C$0.26 per share effective with the August dividend. The increase reflects our commitment to enhance the distributions over time by an amount that corresponds to the growth in cash flow

Brascan Corporation

generated within our operations, while ensuring we retain sufficient capital to build our equity base and maintain strong corporate debt ratings. On August 6, 2003, the Board of Directors approved a quarterly common share dividend of C$0.26 per share, payable November 30, 2003 to shareholders of record on November 1, 2003. Information on all of our common and preferred share dividends can be found on our web-site under Stock Information.

THE LOOK AHEAD

With a singular focus on enhancing our return on equity and building shareholder value through contract driven cash flows in our real estate and power businesses, we are confident we can maintain our momentum throughout the year and deliver on our financial targets for 2003. As to future years, we are well positioned, to continue to enhance our cash flows and build value for shareholders.

ADDITIONAL INFORMATION

A Supplementary Information Package with more detailed financial information is posted on Brascan’s web site and should be read in conjunction with this Interim Report. The Supplementary Information Package contains management’s estimates of underlying values based on cash flows on a business unit basis.

/s/ J.Bruce Flatt

J.Bruce Flatt
President and Chief Executive Officer
August 7, 2003

Note: This Interim Report to shareholders contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate“ and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This Interim Report to shareholders and accompanying consolidated financial statements make reference to cash flow from operations on a total and per share basis. Management uses cash flow from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. The consolidated statement of cash flow from operations provides a full reconciliation between this measure and net income. Readers are encouraged to consider both measures in assessing Brascan’s results.

Q2/2003 INTERIM REPORT

CONSOLIDATED STATEMENT OF INCOME

	Three months ended June 30		Six months ended June 30
UNAUDITED
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2003	2002	2003	2002

Total revenues	$719	$727	$1,386	$1,432

Net operating income
Real estate operations
Commercial properties	158	158	314	317
Residential properties	30	28	65	46

	188	186	379	363
Power generating operations	44	42	80	74
Financial operations	51	42	101	84
Property gains	—	—	—	40
Investment income and other	23	21	53	46

	306	291	613	607
Expenses
Interest expense	108	118	224	232
Minority share of income before non-cash items	64	65	127	156
Other operating costs	19	14	33	27

Income before non-cash items	115	94	229	192
Depreciation and amortization	36	32	71	60
Taxes and other non-cash items	30	24	58	53
Minority share of non-cash items	(22)	(19)	(45)	(42)

Income before resource investments	71	57	145	121
Equity accounted (loss) earnings
from resource investments	(8)	15	(26)	14

Net income	$63	$72	$119	$135

Net income per common share
Diluted	$0.27	$0.35	$0.50	$0.67
Basic	$0.27	$0.35	$0.51	$0.68

CONSOLIDATED STATEMENT OF CASH FLOW FROM OPERATIONS

	Three months ended June 30		Six months ended June 30
UNAUDITED
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	2003	2002	2003	2002

Income before non-cash items	$115	$94	$229	$192
Dividends from Noranda Inc.	13	12	25	24
Dividends from Nexfor Inc.	4	4	8	8

Cash flow from operations and gains	$132	$110	$262	$224

Brascan Corporation

CONSOLIDATED STATEMENT OF CASH FLOWS

	Three months ended June 30		Six months ended June 30
UNAUDITED
US$ MILLIONS	2003	2002	2003	2002

Operating activities
Cash flow from operations and gains	$132	$110	$262	$224
Commercial property gains, net of minority share	—	—	—	(20)
Net change in non-cash working capital balances	67	(162)	43	(60)
Other	(36)	107	(9)	80

	163	55	296	224

Financing activities
Corporate borrowings, net of repayments	—	348	397	336
Property specific mortgages, net of repayments	(70)	264	(116)	311
Other debt of subsidiaries, net of repayments	(111)	(60)	(89)	(12)
Corporate preferred equity issued	—	82	117	82
Preferred equity of subsidiaries issued	73	—	73	—
Common shares and equivalents repurchased	(4)	(12)	(63)	(76)
Common shares of consolidated subsidiaries repurchased	(55)	(232)	(88)	(241)
Undistributed minority share of cash flow	44	42	87	111
Shareholder distributions	(48)	(41)	(91)	(76)

	(171)	391	227	435

Investing activities
Investment in or sale of operating assets, net
Commercial property operations	(55)	(91)	(47)	(43)
Residential property operations	19	14	(60)	(49)
Power generating plants	23	(256)	(55)	(418)
Financial operations	(199)	(8)	(353)	(5)
Assets under development	34	(73)	(23)	(136)
Financial assets	5	(10)	(16)	(9)
Investment in Noranda Inc.and Nexfor Inc.	(21)	(4)	(37)	(8)

	(194)	(428)	(591)	(668)

Cash and cash equivalents
Increase (decrease)	(202)	18	(68)	(9)
Balance, beginning of period	466	355	332	382

Balance, end of period	$264	$373	$264	$373

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

		Three months ended June 30		Six months ended June 30
	UNAUDITED
	US$ MILLIONS	2003	2002	2003	2002

	Retained earnings, beginning of period	$1,489	$1,612	$1,491	$1,596
	Net income	63	72	119	135
	Preferred equity issue costs	(1)	(3)	(4)	(3)
Shareholder distributions	— Preferred equity	(17)	(11)	(31)	(19)
	— Common equity	(31)	(27)	(60)	(54)
	Amount paid in excess of the book value of common shares purchased for cancellation	(2)	(3)	(14)	(15)

	Retained earnings, end of period	$1,501	$1,640	$1,501	$1,640

Q2/2003 INTERIM REPORT

CONSOLIDATED BALANCE SHEET

	June 30	December 31	December 31
UNAUDITED	2003	2002	2002

	US$ millions		Cdn$ millions
Assets
Cash and cash equivalents	$264	$332	$525
Financial assets	659	718	1,134
Accounts receivable and other	1,421	1,348	2,130
Operating assets
Real estate operations
Commercial properties	6,153	5,968	9,429
Residential properties	731	650	1,028
Power generating plants	1,783	1,480	2,338
Financial operations	1,829	1,328	2,099
Assets under development	1,423	1,412	2,231
Investment in Noranda and Nexfor	1,344	1,186	1,874

	$15,607	$14,422	$22,788

Liabilities
Corporate borrowings	$1,433	$1,035	$1,635
Non-recourse borrowings
Property specific mortgages	5,140	4,992	7,887
Other debt of subsidiaries	1,873	1,867	2,950
Accounts and other payables	1,434	1,262	1,994
Shareholders’ interests
Minority interests of others in assets	1,435	1,456	2,301
Preferred equity
Corporate	852	735	1,149
Subsidiaries	576	450	710
Common equity (Note 5)	2,864	2,625	4,162

	$15,607	$14,422	$22,788

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — unaudited

1.	Summary of Accounting Policies

Reference is made to the most recently issued Annual Report of Brascan Corporation (the “company”), which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices are presented as Note 1 to the Consolidated Financial Statements included in that Report, and have been consistently applied in the preparation of these interim financial statements.

     The interim financial statements are unaudited and follow the accounting policies summarized in the notes to the annual financial statements except for the changes in accounting policies described in Note 2. Financial information in this Report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles.

     The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.

2.	Changes in Accounting Policies

During the first quarter of 2003, the United States dollar (“US dollar”) became the functional currency of Brascan’s Canadian operations as a result of the increase in US dollar-denominated activity of those operations as compared to prior years. Concurrent with this change in functional currency, Brascan adopted the US dollar as its reporting currency. The prior period’s financial statements have been translated into US dollars using the current rate method.

Brascan Corporation

     Brascan uses a combination of its Canadian dollar long-term debt and forward exchange contracts and options for the purchase of US dollars to fully hedge its net investments in self-sustaining foreign operations. Gains or losses on these hedge instruments are reported in the same manner as exchange gains and losses from the translation of the financial statements of its self-sustaining foreign operations.

     Effective January 1, 2003, the company adopted the new accounting guideline issued by the Canadian Institute of Chartered Accountants on the Disclosure of Guarantees. This accounting guideline requires that significant guarantees and indemnification agreements provided by a guarantor be disclosed without regard to whether the guarantor will have to make any payments under the guarantees or the indemnification agreements.

3.	Translation of Foreign Currencies

During the first quarter of 2003, the US dollar became the functional currency of Brascan’s Canadian operations and Brascan adopted the US dollar as its reporting currency.

     Prior to the change in reporting currency, the accounts of subsidiaries having a functional currency other than the Canadian dollar were translated using the current rate method under which assets and liabilities are translated at the exchange rate prevailing at the period-end and revenues and expenses at average rates during the period. Gains or losses on translation were not included in the consolidated statement of income but were deferred and shown as a separate item in shareholders’ equity. Gains or losses on foreign currency-denominated balances and transactions that were designated as hedges of net investments in these subsidiaries were reported in the same manner as translation adjustments.

     Subsequent to the change in reporting currency, the accounts of subsidiaries having a functional currency other than the US dollar are translated using the current rate method. Gains or losses on translation are deferred and shown as a separate item in shareholders’ equity. Gains or losses on foreign currency-denominated balances and transactions that are designated as hedges of investments in these subsidiaries are reported in the same manner as translation adjustments.

     Foreign currency-denominated monetary assets and liabilities of subsidiaries where the functional currency is the US dollar are translated at the rate of exchange prevailing at period-end. Gains or losses on translation on these items are included in the consolidated statement of income. Gains or losses on transactions which hedge these items are also included in the consolidated statement of income.

4.	Guarantees and Commitments

In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

     The company provides guarantees from time to time as described in Note 17 of the annual financial statements. There have been no material changes, for the period ended June 30, 2003, to the disclosures related to the guarantees and commitments as reported in the most recent annual financial statements.

5.	Common Equity

The company’s common equity is comprised of the following:

	June 30	December 31
US$ MILLIONS	2003	2002

Convertible notes	$64	$64
Class A and B common shares	1,188	1,237
Retained earnings	1,501	1,491
Cumulative translation adjustment	111	(167)

Common equity	$2,864	$2,625

SHARES OUTSTANDING
Class A and Class B common shares issued	170,914,319	174,137,737
Unexercised options	7,745,418	6,701,708
Reserved for conversion of subordinated notes	3,105,202	3,105,202

Total fully diluted common shares	181,764,939	183,944,647

6.	Stock Based Compensation

The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period.

Q2/2003 INTERIM REPORT

     Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the grant date.

     During the first quarter of 2003, the company granted 1,250,000 stock options at a price of Cdn$29.80 per share. The compensation expense was calculated using the Black-Scholes model of valuation, assuming a 7.5 year term, 21% volatility, a weighted average expected dividend yield of 3.36% annually and an interest rate of 4.8%. The cost is charged against net income over the five-year vesting period of the options granted. Brascan’s compensation expense of US$2.6 million (2002 — US$1.4 million) was recorded as a charge to net income during the six month period in respect of options issued by Brascan and its subsidiaries.

7.	Segmented and Other Information

Revenue, cash flow from operations, net income and assets by reportable segments are as follows:

	Three months ended			Six months ended			June 30,
	June 30, 2003			June 30,2003			2003

UNAUDITED		Cash flow from	Net		Cash flow from	Net
US$ MILLIONS	Revenue	Operations	Income	Revenue	Operations	Income	Assets

Real estate operations
Commercial properties	$253	$158	$158	$504	$314	$314	$6,979
Residential properties	242	30	30	459	65	65	1,156

	495	188	188	963	379	379	8,135
Power generating operations	62	44	44	117	80	80	1,847
Financial operations	123	51	51	232	101	101	1,829
Resource investments	—	17	(8)	—	33	(26)	1,344
Financial assets and other	39	23	23	74	53	53	2,452

	$719	323	298	$1,386	646	587	$15,607
Interest and other unallocated expenses		191	235		384	468

Cash flow / net income		$132	$63		$262	$119

	Three months ended			Six months ended			Dec. 31,
	June 30, 2002			June 30, 2002			2002

UNAUDITED		Cash flow from	Net		Cash flow from	Net
US$ MILLIONS	Revenue	Operations	Income	Revenue	Operations	Income	Assets

Real estate operations
Commercial properties	$249	$158	$158	$499	$317	$317	$6,688
Residential properties	309	28	28	548	46	46	1,125

	558	186	186	1,047	363	363	7,813
Power generating operations	54	42	42	103	74	74	1,588
Financial operations	87	42	42	183	84	84	1,328
Resource investments	—	16	15	—	32	14	1,186
Financial assets and other	28	21	21	59	46	46	2,507
Property disposition gains	—	—	—	40	40	40	—

	$727	307	306	$1,432	639	621	$14,422
Interest and other unallocated expenses		197	234		415	486

Cash flow / net income		$110	$72		$224	$135

Revenue and assets by geographic segments are as follows:

	Three months	Six months		Three months	Six months
	ended	ended		ended	ended
UNAUDITED	June 30, 2003	June 30, 2003	June 30, 2003	June 30, 2002	June 30, 2002	Dec. 31, 2002
US$ MILLIONS	Revenue	Revenue	Assets	Revenue	Revenue	Assets

United States	$389	$749	$7,474	$442	$810	$6,991
Canada	221	438	4,747	203	440	5,288
South America and other	109	199	3,386	82	182	2,143

Revenue	$719	$1,386	$15,607	$727	$1,432	$14,422

Cash taxes paid for the six month period were US$8 million (2002 — US$7 million) and are included in other operating costs. Cash interest paid totalled US$223 million (2002 — US$213 million).

Brascan Corporation

QUARTERLY FINANCIAL STATISTICS

	2003		2002				2001 (1)

US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Total
Cash flow from operations	$132	$130	$117	$128	$110	$114	$91	$100	$100
Net income (loss)	$63	$56	$(110)	$58	$72	$63	$30	$44	$70
Common equity — book value	$2,864	$2,736	$2,625	$2,902	$3,059	$2,634	$2,668	$2,739	$2,893
Common shares outstanding	170.9	171.2	174.1	176.0	177.2	166.6	169.8	170.4	172.4

Per common share (diluted)
Cash flow from operations	$0.66	$0.66	$0.57	$0.63	$0.56	$0.62	$0.48	$0.54	$0.53
Net income (loss)	$0.27	$0.23	$(0.71)	$0.25	$0.35	$0.32	$0.11	$0.23	$0.36
Dividends	$0.18	$0.17	$0.16	$0.16	$0.16	$0.16	$0.16	$0.16	$0.16
Book value	$16.54	$15.76	$14.85	$16.19	$16.80	$15.58	$15.52	$15.81	$16.40
Market trading price (TSX) — CDN$	$33.25	$29.43	$31.75	$31.71	$34.99	$34.05	$28.75	$26.24	$26.02
Market trading price (NYSE)	$24.56	$19.90	$20.50	$19.88	$22.98	$21.81	$18.35	$18.76	$17.92

1.     Effective December 31, 2001, Brascan commenced consolidating the results of Brookfield Properties Corporation (“Brookfield”). For comparability, the quarterly financial statistics for 2001 give effect to consolidating the results of Brookfield since January 1, 2001 at the company’s ownership level in that year. The consolidation of Brookfield has no effect on net income, net income per share or book value.

SHAREHOLDER INFORMATION

Stock Exchange Listings	Outstanding at June 30, 2003	Symbol	Stock Exchange

Class A Common Shares	170,829,199	BNN / BNN.A	New York / Toronto
Class A Preference Shares
Series 1	18,891	BNN.PR.A	Toronto
Series 2	10,465,100	BNN.PR.B	Toronto
Series 3	1,171	BNN.PR.F	Canadian Venture
Series 4	2,800,000	BNN.PR.C	Toronto
Series 8	1,049,792	BNN.PR.E	Toronto
Series 9	2,950,208	BNN.PR.G	Toronto
Series 10	10,000,000	BNN.PR.H	Toronto
Series 11	4,032,401	BNN.PR.I	Toronto
Series 12	7,000,000	BNN.PR.J	Toronto
Preferred Securities
Due 2050	5,000,000	BNN.PR.S	Toronto
Due 2051	5,000,000	BNN.PR.T	Toronto

Dividend Record and Payment Dates	Record Date	Payment Date

Class A Common Shares [1]	First day of February, May,	Last day of February, May
	August and November	August and November
Class A Preference Shares [1]
Series 1,2,4,10,11 and 12	15th day of March, June	Last day of March, June,
	September and December	September and December
Series 3	Second Wednesday of each month	Thursday following second
Wednesday of each month
Series 8	Last day of each month	12th day of following month
Series 9	15th day of January, April,	First day of February, May,
	July and October	August and November
Preferred Securities [2]	15th day of March, June	Last day of March, June
	September and December	September and December

1. All dividends are subject to declaration by the company’s Board of Directors.	2. These securities pay interest on a quarterly basis.

Q2/2003 INTERIM REPORT

Brascan Corporation is a real estate, power generation and asset management company. The company’s objective is to earn a superior return on equity by owning operations which produce consistent and sustainable cash flows. Total assets exceed US$15 billion, with a further US$5 billion of assets under management. This includes 55 high quality office properties and 39 power generating plants.

Within Brascan’s areas of expertise, the company invests in high quality assets when they can be acquired at discounts to their underlying value, and provides bridge and mezzanine capital.

The company is listed on the New York and Toronto stock exchanges under the symbol BNN and BNN.a, respectively.

Shareholder Enquiries

Shareholder enquiries should be directed to Katherine Vyse, Senior Vice-President, Investor Relations and Communications at 416-363-9491 or kvyse@brascancorp.com. Alternatively shareholders may contact the company at the head office:

Toronto:
Suite 300, 181 Bay Street
BCE Place, P.O. Box 762
Toronto, Ontario	M5J 2T3
Telephone:	416-363-9491
Facsimile:	416-363-2856
Web Site:	www.brascancorp.com
e-mail:	enquiries@brascancorp.com

New York:
One Liberty Plaza
165 Broadway, 6th Floor
New York, New York
10002 U.S.A.

Shareholder enquiries relating to dividends, address changes and share certificates should be directed to our Transfer Agent:

CIBC Mellon Trust Company
P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone:	416-643-5500 or
1-800-387-0825
(Toll free in Canada and U.S.A.)
Facsimile:	416-643-5501
Web Site:	www.cibcmellon.com
e-mail:	inquiries@cibcmellon.com

Dividend Reinvestment Plan

Registered holders of Class A common shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A common shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.

The utilization of the Plan allows current shareholders to acquire additional shares in the company without payment of commissions. Further details on the Plan and a Participation Form can be obtained from the company’s Head Office or from its web site.

Communications

We endeavour to keep our shareholders informed of our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.

Brascan maintains a web site that provides summary information on the company and ready access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information.

We maintain an investor relations program to respond to enquiries in a timely manner. Management meets on a regular basis with investment analysts, financial advisors and investors to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss the company’s financial results. We also endeavour to ensure that the media are kept informed of developments as they occur.